8-51522

BB 3/27


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
SECTION
151


07004717

SE MISSION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9171 Towne Centre Drive, #465
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Hsiao-Wen Kao (858) 546-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Ste. 201- San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/28/07

Notary Public


SUSAN DEPRIEST
Commission No. 1696710
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Sept. 30, 2010
CNB1

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Sonnenberg
& Company
CPA
• AUDITS • TAXES •
RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX


Sonnenberg
& Company
30
YEARS IN
PRACTICE

Leonard C. Sonnenberg, CPA

MONITOR CAPITAL, INC.
December 31, 2006
Audited Financial Statements

TABLE OF CONTENTS

	Pages No.
INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statement of Financial Position	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
REQUIRED SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11-12


Sonnenberg
& Company
CPA
• AUDITS • TAXES •
RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX


Sonnenberg
& Company
30
YEARS IN
PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors of
Monitor Capital, Inc.

We have audited the accompanying statements of financial position of Monitor Capital, Inc. (the Company), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2007

Sonnenberg & Company, CPAs

MONITOR CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current Assets:		
Cash and Cash Equivalents	$ 92,532	
Commissions/Fees Receivable	1,298,995	
Related Party Receivables	545,078	
Prepaid Expenses	907	
Deferred Tax Assets	4,400	
Total Current Assets		$ 1,941,912
Fixed Assets:		
Property and Equipment	$ 5,242	
Less: Accumulated Depreciation	(5,242)	
Total Fixed Assets		$ 0
Other Assets:		
Marketable Securities	$ 697	
Restricted Cash	48,703	
Total Other Assets		$ 49,400
Total Assets		$ 1,991,312

LIABILITIES AND CAPITAL

Liabilities:		
Accounts Payable and Accrued Expenses	$ 1,288,581	
Income Taxes Payable	190,237	
Total Liabilities		$ 1,478,818
Capital:		
Common Stock, $.01 Par Value, 1,500 Shares Authorized, Issued, and Outstanding	$ 15	
Additional Paid-In Capital	163,985	
Retained Earnings	348,494	
Total Capital		$ 512,494
Total Liabilities and Capital		$ 1,991,312

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues:		
Fee Income	$ 10,483,947	
Commission Income	109,163	
Investment Income	(1,581)	
Interest Income	9,464	
Total Income		$ 10,600,993
Expenses:		
Automobile	$ 575	
Bank Service Charges	579	
Commission Expenses	1,250	
Dues, Fees, and Subscriptions	43,999	
Equipment Rental	2,411	
Insurance	32,262	
Marketing & Promotion	345	
NASD Expense	9,204	
Office Supplies and Relocation	23,948	
Outside Services	51,952	
Parking	3,010	
Postage and Delivery	871	
Printing & Reproduction	2,976	
Professional Fees	18,451	
Rent	42,215	
Repairs	100	
Salaries	9,396,026	
Shared Fee	411,801	
401K	1,944	
State Registration	25	
Telephone	4,782	
Travel and Entertainment	76,580	
Total Expenses		10,125,306
Net Income before income tax		475,687
Less provision for income taxes		(189,437)
Net Income after income taxes		286,250
Retained Earnings, January 1, 2006		62,244
Retained Earnings, December 31, 2006		$ 348,494

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 15	$ 163,985	$ 62,244	$ 226,244
Additional Paid-In Capital				-
Net Income after income taxes			286,250	286,250
Balance, December 31, 2005	$ 15	$ 163,985	$ 348,494	$ 512,494

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net Income before income tax	$	475,687
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operations:		
Add Back Non-Cash Expense - Depreciation		
Depreciation		-
Decrease/(Increase) in:		
Commissions/Fees Receivable		(856,994)
Related Party Receivables		(440,046)
Prepaid Expenses		1,234
Restricted Cash		(1,926)
Increase/(Decrease) in:		
Accounts Payable and Accrued Expenses		890,584
Net Cash Provided by Operations		68,539
Cash Provided (Used) by Investing Activities:		
Sales of Marketable Securities		1,581
Net Cash Provided by Investing Activities		1,581
Net Increase in Cash		70,120
Total Cash, January 1, 2006		22,412
Total Cash, December 31, 2006	$	92,532

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note 1. Organization and Nature of Business:

Monitor Capital, Inc. (the Company) is a Delaware corporation formed on December 9, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and of the National Association of Securities Dealers.

The Company is a wholly owned subsidiary of Summit Global Management, Inc., (the Parent).

Note 2. Summary of Significant Accounting Policies:

The Company records its assets, liabilities, income, and expenses on the accrual basis in accordance with U. S. generally accepted accounting principles.

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company cleared customers' security transactions on a fully disclosed basis through Western Securities Clearing Corporation (WSCC) until June 29, 2004, and currently through Northeast Securities Incorporated (NESEC). WSCC and NESEC received customer securities and funds. On an agency basis, WSCC and NESEC also executed securities transactions on national securities exchanges.

The clearing agreements were collateralized by a deposit with Bear Stearns Securities Corporation owned by the Company. The amount of the restricted investment was $48,703 at December 31, 2006.

Marketable securities are valued at market value.

Note 3. Commissions:

Commission revenues and expenses are recognized on a settlement date basis. The Company's revenues are primarily derived from direct sales of mutual funds and various annuities.

Note 4. Estimates:

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note 5. Income Taxes:

The Company is included in the consolidated tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate basis, and the amounts of the current tax or benefit calculated is either received from, or remitted to, the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At December 31, 2006, the Company had available a net operating income of approximately $475,687 for federal tax purposes.

Note 6. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 7. Property and Equipment:

Property and equipment are stated at cost and are depreciated on the straight line basis over the estimated useful lives of the individual assets.

Note 8. Securities Owned - Related Party:

Securities not readily marketable include an investment in Summit Equity Fund, L. P. (the Fund), for which there is no market on the security exchange and no independent publicly quoted market value. The Fund cannot be publicly offered and sold unless registration has been effected under the Securities Act of 1933, or otherwise cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the investment.

At December 31, 2006, the Fund had no estimated fair value, due to their restricted nature.

Note 9. Related Party Transactions:

The Company engages in transactions with the Parent. Related party transactions for 2006 were as follows:

Rent Expense for 2006, paid to Parent	$ 42,215
Salary for 2006, paid to Parent	$585,707
Receivables from Parent at Year End	$545,078

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note 10. Concentration of Credit Risk:

Cash restricted for the Company's clearing agent is not insured. The uninsured amount totaled $6,046 at December 31, 2006, and the Company believes no significant risk exists.

Note 11. Obligations Under Operating Lease

The Company leases various facilities under operating leases with various terms. Future minimum payments, by year and in the aggregate, under these leases with initial or remaining terms of one year or more, consist of the following:

Year ended December 31,	
2007	$30,558
2008	14,097
2009	14,436
2010	14,775
2011	6,215
	$80,081

Note 12. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness. At December 31, 2006, the Company had aggregate indebtedness of $1,500,845, and net capital of $156,956. Net capital was $57,000 in excess of its required net capital of $99,956. The Company's net capital ratio was 9.56 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash, and is therefore exempt from rules 15c3-3 and 17a-13 of the Securities Exchange Act of 1934.

Note 13. Common Stock:

The Company has issued 1,500 shares at $.01 par value for a total of $1,500. The Parent owns 100% of the stock.

Note 14. Exemptions from SEC Rule 15c3-3

The Company Claims an exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company Claims an exemption from the Possession or Control Requirements of Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

Net Capital:

Total Stockholder's Equity		$ 512,494	
Total Stockholder's Equity Qualified for Net Capital		512,494	
Other allowable credits-deferred		0	
Total Capital			$ 512,494
Deductions			
Related Party Receivables	545,078		
Less Inc Tax Payable offset	(190,237)	354,841	
Prepaid Expenses		5,307	
Marketable Securities		697	
Total Non-Allowable Assets			360,845
Net Capital			151,649

Aggregate Indebtedness:

Total Liabilities	1,478,818	
Total Aggregate Indebtedness	1,478,818	

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)	99,956
Excess Net Capital	$ 51,693
Excess Net Capital at 1000%	$ 3,766
Ratio: Aggregate Indebtedness to Net Capital	975%

Reconciliation with Company's Computation:
(Included in Part II of Form K-17A-5 as of December 31, 2006)

Net Capital (As Reported in Part II Unaudited FOCUS Report)	$ 558,000	
Increase Related Party Receivables	(439,245)	
Increase Receivables	441,022	
Increase Liabilities	(408,128)	
Net Capital, per Above		$ 151,649

See Independent Auditor's Report


Sonnenberg
& Company
CPA
• AUDITS • TAXES •
RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX


Sonnenberg
& Company
30
YEARS IN
PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Monitor Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Member: The American Institute of Certified Public Accountants and California Society of Certified Public Accountants

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2007

Sonnenberg & Company, CPAs

END